

November 12, 2013

Via E-mail
Mr. William J. Keneally
Chief Financial Officer
CTPartners Executive Search Inc.
1166 Avenue of the Americas, 3rd Floor
New York, NY 10036

>   **Re: CTPartners Executive Search Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2012**
>   **Filed March 29, 2013**
>   **File No. 1-34993**
>   **Form 10-Q for the Fiscal Quarter Ended September 30, 2013**
>   **Filed November 7, 2013**
>   **File No. 1-34493**

Dear Mr. Keneally:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2013

Adjusted Performance Measure, Excluding Certain Non-Recurring Charges, page 15

1.   We note your disclosure and reconciliation of your non-GAAP measure, Adjusted Results of Operations. Please expand your disclosure to provide the information required by Item 10(e) of Regulation S-K. Specifically, management should disclose the reasons they believe the non-GAAP measure provides useful information to investors and the additional purposes, if any, for which management uses the non-GAAP measure. In addition, please revise your presentation of Adjusted Results of Operations to reconcile it to its most comparable GAAP measure. In that regard, please note that it is not appropriate to present a full non-GAAP income statement. Refer to Question 102.10 of

the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures which can be found at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Note 11. Retirement Plans, page 35

2.   Please disclose the significant terms of the statutory retirement plans that cover your non-U.S. employees, including but not limited to how the minimum funding requirements are calculated and the amounts that you were required to fund for each of the years presented in your financial statements, to the extent material.

Note 13. Enterprise Geographic Concentrations, page 39

3.   Please tell us why depreciation and amortization related to Latin America was a negative amount for the year ended December 31, 2012.

Form 10-Q for the Fiscal Quarter Ended September 30, 2013

Note 2. Acquisitions

4.   We note that the $5.1 million in goodwill recorded as part of the acquisition of Augmentum Consulting, Ltd. exceeds the net assets acquired. Please explain in detail the factors such as the acquired workforce and expected synergies that contributed to a purchase price that resulted in this amount of goodwill.

Note 4. Accounts Receivable, page 12

5.   Please expand upon your Accounts Receivable note in future filings to discuss your accounting policy as it relates to accounts receivable and the related allowance, including but not limited to 1) how and when you deem an account to be uncollectible, 2) an accounts receivable aging schedule and 3) whether you establish specific or general reserves, or both, as well as how the reserves are calculated. In this regard, we note that accounts receivable is a significant portion of total assets and has continued to increase period over period. Please provide us with your proposed disclosure.

Item 4. Controls and Procedures

6.   We note that the material weakness previously identified as of December 31, 2012 has been remediated as of June 30, 2013. Please explain in detail the steps you have taken and procedures you implemented to correct the material weaknesses you identified.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or me at (202) 551-3429 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Kristi Marrone

Kristi Marrone
Staff Accountant